NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA
David N. Feldman DIRECT DIAL: +1 212 692 1036 PERSONAL FAX: +1 212 202 6094 E-MAIL: dnfeldman@duanemorris.com www.duanemorris.com

June 18, 2018

Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	The Lovesac Company Registration Statement on Form S-1 Filed April 20, 2018 File No. 333-224358

Dear Ms. Ransom:

On behalf of The Lovesac Company (the “Company”), we respond as follows to the Staff’s comment letter, dated June 13, 2018, relating to the above-captioned registration statement on Form S-1 filed with the Commission on April 20, 2018 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from the original Registration Statement. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary, page 1

1.	We note your revision at the top of page 1 to state that your reverse stock split will occur immediately prior to the effectiveness of this registration statement. If the reverse stock split will occur prior to the effective date of the registration statement, please tell us how you considered the guidance in SAB Topic 4:C. As part of your response, please tell us in more detail what you mean by immediately prior to the effectiveness of this registration statement.

The Company has revised the disclosure on the top of page 1 of the Registration Statement to correctly state that the stock split will occur immediately prior to the closing of the offering, as is stated elsewhere in the Registration Statement, and not immediately prior to the effectiveness of the Registration Statement.

Duane Morris llp
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

June 18, 2018

Our Market

Emergence of Online Sales in the Furniture Industry, page 3

2.

We note your new disclosure here that, “According to eMarketer, a market research company that provides insights and trends related to digital marketing, media and commerce, retail ecommerce sales of furniture and home furnishings will grow from $50.3 billion in 2017 to $90.6 billion in 2021, representing a 15.8% compound annual growth rate.” The referenced report appears to indicate that retail ecommerce sales of furniture and home furnishings will grow from $35.95 billion in 2017 to $62.36 billion in 2021. Please revise or advise.

The Company has revised its disclosures on page 3 and 55 of the Registration Statement to reflect the numbers in the eMarketer report.

Please feel free to contact the undersigned at (212) 692-1036 if you have any questions relating to the Registration Statement or this letter.

Very truly yours,

/s/ David N. Feldman
David N. Feldman

cc:	Shawn Nelson, Chief Executive Officer